                                                     RULE NO. 424(b)(2)
                                                     REGISTRATION NO. 333-58253

PROSPECTUS SUPPLEMENT
To prospectus dated September 25, 1998

                                  $200,000,000
                                     DIME.
                               Dime Bancorp, Inc.

                       6 3/8% Notes due January 30, 2001

                               ----------------

      Dime Bancorp, Inc. is offering $200,000,000 of its 6 3/8% notes due January 30, 2001. Dime will pay interest on the notes on January 30 and July 30 of each year, beginning July 30, 1999.

      The notes are unsecured and rank equally with all of Dime's other unsecured, senior indebtedness. The notes will only be issued in registered form in denominations of $1,000.

      These notes are not deposits or obligations of any bank or savings association and are not issued or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

      See "Risk Factors" beginning on page S-3 for certain information relevant to the notes.

                               ----------------

                                                             Per
                                                            Note      Total
                                                           ------- ------------
      Public Offering Price (1)........................... 99.803% $199,606,000
      Underwriting Discount...............................    .35% $    700,000
      Proceeds, before expenses, to Dime.................. 99.453% $198,906,000

        (1) Plus accrued interest from January 27, 1999, if settlement occurs after that date

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about January 27, 1999.

                               ----------------

Merrill Lynch & Co.                                   Credit Suisse First Boston

                               ----------------

             The date of this prospectus supplement is January 22, 1999.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----
Risk Factors............................................................... S-3
Consolidated Ratios of Earnings to Fixed Charges........................... S-5
Use of Proceeds............................................................ S-5
Description of the Notes................................................... S-6
Underwriting............................................................... S-6
Validity of the Notes...................................................... S-7
Where You Can Find More Information ....................................... S-7
Incorporation of Information Dime Files with the Commission................ S-8
Forward-Looking Statements................................................. S-8

                                   Prospectus

Available Information .....................................................   2
Incorporation of Certain Documents by Reference............................   2
Risk Factors...............................................................   4
The Company................................................................   6
Use of Proceeds............................................................   7
Certain Regulatory Considerations..........................................   7
Description of Debt Securities.............................................  10
Global Securities..........................................................  18
Plan of Distribution.......................................................  19
Validity of the Debt Securities............................................  20
Experts....................................................................  20

                               ----------------

      You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Dime has not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Dime is not, and the Underwriters are not, making an offer to sell these Notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this Prospectus Supplement and the accompanying Prospectus, as well as information Dime previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this Prospectus Supplement only. Dime's business, financial condition, results of operations and prospects may have changed since that date.

                                  RISK FACTORS

General Business Risks

      Dime faces various business risks. In a recession or other economic downturn, these risks would probably become more acute and might lead to less demand for Dime's loan production or other services. The volume of Dime's loan production depends upon demand for the types of loans produced by Dime and the competition for such loans in the marketplace. Fluctuations in consumer confidence, real estate values, interest rates and investment returns could combine to make the types of loans produced by Dime less attractive. In particular, an increase in long-term interest rates could reduce the volume of loans funded and sold by Dime and thereby reduce Dime's earnings. In addition, during recessions and economic downturns, the number of foreclosures generally increases, which could lead to a higher number of lawsuits against Dime.

Interest Rate Risk

      Dime realizes a major part of its income from the differential or "spread" between the interest it earns on its assets, such as loans and investments, and the interest it pays on its liabilities, such as deposits and borrowings. Differences between the maturity and repricing terms of these assets and liabilities affect the size of the spread. In general, Dime's interest-bearing liabilities reprice or mature sooner than its interest-earning assets. This means that higher interest rates may decrease the spread and reduce Dime's net interest income. If interest rates decline, Dime's loans or investments may, on average, reprice sooner than its deposits or prepay earlier than expected, which may also decrease the spread and lower Dime's net interest income. In addition, changes in the relationship between long-term and short-term interest rates (known as the "yield curve") or changes in the relationship between Dime's funding costs and the return on its loans and other investments can adversely impact Dime's net interest spread and net interest income.

      In addition, Dime earns a large part of its revenues from mortgage banking activities, which are also subject to interest rate risk. First, Dime holds a large portfolio of mortgage servicing assets. When interest rates fall, borrowers are more likely to prepay the loans underlying these assets, which leads to lower future servicing revenues and therefore a decline in the value of these mortgage servicing assets. Second, Dime produces mortgage loans and then sells them in the secondary mortgage market as mortgage-backed securities. As a result, Dime faces the risk that interest rates may change between the time of production and the time of sale.

      Dime uses a variety of techniques to try to reduce its exposure to interest rate fluctuations, but it cannot entirely eliminate this risk.

Year 2000 Issue

      Many existing computer programs use only two digits to identify a year in a data field. These programs were designed and developed without considering the upcoming end of the century. If not corrected, many computer applications could fail or create erroneous results by or at the beginning of the year 2000 or possibly earlier. The "Year 2000 issue" affects Dime because the financial services industry depends heavily on computer applications in a variety of ways, including the following:

  . Dime relies on computer systems in almost all aspects of its business, including the processing of deposits, loans and other services and products offered to customers as well as for certain environmental issues such as heating, ventilation and air conditioning in certain buildings in which Dime conducts its business, and the failure of these computer systems could cause systemic disruptions and failures in the products and services offered by Dime.

  . Other banks, clearinghouses and vendors whose products and services Dime uses are at risk of systemic disruptions and potential failures in the event that these entities have not adequately addressed their Year 2000 issues.

  . The creditworthiness of borrowers and the stability of deposits of The
    Dime Savings Bank of New York, FSB ("Dime Savings Bank") might be diminished by significant disruptions of the businesses of Dime's customers as a result of their own or others' failure to address adequately the Year 2000 issue.

  . Federal banking agencies have issued guidance on the business-wide risk posed to financial institutions by the Year 2000 problem, and these agencies may take supervisory actions against financial institutions that fail to address Year 2000 issues appropriately.

      In order to address the Year 2000 issues facing Dime, Dime's management initiated a program to prepare Dime's computer systems and applications for the Year 2000. Dime has completed the process of assessing and analyzing the systems issues associated with the Year 2000 problem and has adopted a plan to modify or replace certain existing systems or software. In addition, Dime has substantially completed testing of its internal mission critical systems and the development of contingency plans for such systems.

      Further, Dime is communicating with third parties such as important vendors and service providers to evaluate their readiness to meet the Year 2000 challenge and determine Dime's exposure if they fail to address the problem. Dime has begun testing to confirm the readiness of its important systems that work with third party systems and expects to have substantially completed these tests by March 31, 1999. Dime estimates that it will spend approximately $20 million in connection with its Year 2000 program, of which it had spent approximately $17.5 million as of December 31, 1998. The total cost estimate reflects consulting fees associated with software modification, project management and programming, but does not reflect the costs of having Dime personnel spend time on Year 2000 issues or capital expenditures on systems that would have been made regardless of Year 2000 issues. Dime cannot guarantee that its efforts will be accomplished in a timely manner or that the failure to do so will not have a material adverse effect on Dime. Failure of Dime or its important third party contractors to effectively remedy Year 2000 issues could cause disruption of Dime's operations resulting in increased operating costs and other adverse effects. In addition, to the extent significant customers' financial positions are weakened as a result of Year 2000 issues, credit quality could be adversely impacted.

Regulation; Payment Limitation

      The operations of Dime and Dime Savings Bank are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on them. Policies adopted by these entities can affect Dime's business operations and the availability, growth and distribution of Dime's investments, borrowings and deposits. In addition, federal authorities periodically examine Dime and Dime Savings Bank. As a result of these examinations or otherwise, these agencies may impose various requirements or sanctions on Dime or Dime Savings Bank.

      Virtually all of Dime's cash flow comes from dividends paid to Dime by Dime Savings Bank. Dime's ability to make payments on its securities (including the Notes described in this Prospectus Supplement) is therefore dependent upon its ability to receive these dividends. Certain statutes and regulations restrict Dime Savings Bank's ability to pay dividends or make other distributions on its capital stock and thus limit the transfer of funds to Dime.

Legislative and Regulatory Proposals

      Proposals to change the laws and regulations governing financial institutions are frequently raised in Congress and before bank regulatory authorities. Changes in applicable laws or policies or interpretations thereof could materially affect Dime's business, and the likelihood of any major changes in the future and their effects are impossible to determine.

      Congress is currently considering passing legislation that would require federal savings associations such as Dime Savings Bank to convert to a national bank charter or a state charter. It is unclear whether this legislation, if passed, would allow Dime Savings Bank to retain all the branching and investment powers it currently possesses. Other proposed legislation would require savings and loan holding companies such as Dime to convert to bank holding companies, and it is unclear whether existing powers of savings and loan holding companies would be grandfathered. Therefore, it is impossible to predict the ultimate form any proposed legislation might take or how it might affect Dime.

Competition

      Competition among financial institutions in attracting and retaining deposits and making loans is intense. Traditionally, Dime Savings Bank has faced competition for deposits from other thrifts and commercial banks in the greater New York City metropolitan area. However, in recent years "nonbank" investment alternatives, such as money market mutual funds and corporate and governmental debt securities, have become significant competitors for available funds. Dime Savings Bank competes for loans with other thrift institutions, commercial banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional investors and lenders. Many of the institutions that Dime Savings Bank competes with have significantly greater assets and capital than Dime Savings Bank.

                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

      The following table sets forth certain information regarding Dime's consolidated ratios of earnings to fixed charges.

                                                   Years Ended December 31,
                                                   ----------------------------
                                                   1998  1997  1996  1995  1994
                                                   ----  ----  ----  ----  ----
     Excluding interest on deposits............... 1.98x 1.57x 1.42x 1.26x 1.22x
     Including interest on deposits............... 1.39  1.22  1.17  1.12  1.09

      For purposes of computing these ratios, earnings represent income before income taxes, extraordinary items and cumulative effect of a change in accounting principle, plus fixed charges. Fixed charges, excluding interest on deposits, represent interest expense (other than interest on deposits), one-third (the proportion that represents the interest factor) of rent expense and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest expense, one-third (the proportion that represents the interest factor) of rent expense and all amortization of debt issuance costs.

                                USE OF PROCEEDS

      Dime will use the net proceeds from the sale of the Notes for general corporate purposes, including working capital, investments in or loans to subsidiaries, refinancing of debt, including short-term indebtedness, redemption or repurchase of shares of its outstanding common stock, funding of possible business combinations or the satisfaction of other obligations.

      Dime continually evaluates possible business combination opportunities. As a result, future business combinations involving cash, debt or equity securities may occur. Any future business combination or series of business combinations that Dime might undertake may be material, in terms of assets acquired, liabilities assumed or otherwise, to Dime's financial condition.

                            DESCRIPTION OF THE NOTES

      This section summarizes the specific financial and legal terms of the Notes that are more generally described under "Description of Debt Securities" beginning on page 10 of the Prospectus attached to the back of this Prospectus Supplement. If anything described in this section is inconsistent with the terms described under "Description of Debt Securities" in the attached Prospectus, the terms described here prevail.

General

      Dime will issue the Notes under an Indenture with First Union National Bank, as Trustee. For a more complete description of the Indenture, see "Description of Debt Securities" in the accompanying Prospectus. The Notes will rank pari passu with each other and with all of Dime's other unsecured senior indebtedness.

      The Notes will bear interest at 6 3/8% per year and will mature on January 30, 2001. The Notes will bear interest from January 27, 1999 or from the most recent interest payment date on which interest has been paid or provided for. Dime will pay interest twice a year in arrears on January 30 and July 30 of each year to the persons in whose names the Notes are registered at the close of business on the immediately preceding January 15 and July 15, respectively, whether or not such day is a business day in New York, New York. The first interest payment date will be July 30, 1999.

Sinking Fund

      The Notes will not be entitled to the benefit of a sinking fund.

Book-Entry System

      One or more global securities (the "Global Securities") deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC") will represent the Notes. The Global Securities representing the Notes will be registered in the name of a nominee of DTC. Except under the circumstances described in the accompanying Prospectus under "Global Securities," Dime will not issue the Notes in definitive form.

      The accompanying Prospectus contains a more detailed description of DTC's procedures for Global Securities under the heading "Global Securities." DTC has confirmed to Dime, the Underwriters and the Trustee that it intends to follow these procedures for the Notes.

                                  UNDERWRITING

      Subject to the terms and conditions stated in an underwriting agreement dated the date of this Prospectus Supplement, each Underwriter named below has severally agreed to purchase, and Dime has agreed to sell to such Underwriter, the principal amount of Notes set forth opposite the name of such Underwriter.

      The underwriting agreement provides that the obligations of the Underwriters to purchase the Notes are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

                                                                    Principal
                                                                    Amount of
      Underwriter                                                     Notes
      -----------                                                  ------------
    Merrill Lynch, Pierce, Fenner & Smith
             Incorporated......................................... $150,000,000
    Credit Suisse First Boston Corporation........................   50,000,000
                                                                   ------------
        Total..................................................... $200,000,000
                                                                   ============

      The Underwriters propose to offer the Notes to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .2% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .125% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions, and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from Dime in the offering. The Underwriters may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering for their account may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market. These activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

      The Notes are a new series of securities with no established trading market. The Underwriters have advised Dime that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

      Dime estimates that its total expenses for this offering will be approximately $330,000.

      Dime has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect of any of those liabilities.

                             VALIDITY OF THE NOTES

      The validity of the Notes will be passed upon for Dime by Sullivan & Cromwell, New York, New York and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                      WHERE YOU CAN FIND MORE INFORMATION

      Dime files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information at the Commission's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Dime, which file electronically with the Commission. The address of the site is http://www.sec.gov.

          INCORPORATION OF INFORMATION DIME FILES WITH THE COMMISSION

      The Commission allows Dime to "incorporate by reference" information into this Prospectus Supplement. This means that Dime can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this Prospectus Supplement, except for any information that is superseded by information that is included directly in this document. This Prospectus Supplement incorporates by reference the documents listed below that Dime has previously filed with the Commission. They contain important information about Dime and its financial condition.

     Filings                                             Period
     -------                                             ------
     Annual Report on Form 10-K
      and Amended Annual Report on Form
      10-K/A............................ Year ended December 31, 1997
     Quarterly Reports on Form 10-Q..... Quarters ended March 31, June 30 and September 30, 1998
     Current Reports on Form 8-K........ December 16, 1998 and January 21, 1999

      In addition, Dime incorporates by reference in this Prospectus Supplement all additional documents that it may file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this Prospectus Supplement and the date when it has sold all the Notes.

      Documents incorporated by reference are available from Dime without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this Prospectus Supplement. You can obtain documents incorporated by reference in this Prospectus Supplement by requesting them in writing or by telephone at the following address:

                                  Dime Bancorp, Inc.
                                   589 Fifth Avenue
                               New York, New York 10017
                       Attention: Investor Relations Department
                               Telephone (212) 326-6170

                           FORWARD-LOOKING STATEMENTS

      This Prospectus Supplement and the accompanying Prospectus include forward-looking statements. Dime has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Dime, including, among other things:

  . interest rate movements;

  . competition from both financial and non-financial institutions;

  . changes in applicable laws and regulations;

  . the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond Dime's control; and

  . general economic conditions.

      Dime undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this Prospectus Supplement and the accompanying Prospectus might not occur.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $200,000,000

                                     DIME.

                               Dime Bancorp, Inc.

                       6 3/8% Notes due January 30, 2001

                       ---------------------------------

                             PROSPECTUS SUPPLEMENT

                       ---------------------------------

                              Merrill Lynch & Co.

                           Credit Suisse First Boston

                                January 22, 1999

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